Exhibit 99.1

Kaixin Auto Holdings Announces Change to its Board Members

BEIJING, April 7, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings ("Kaixin" or the "Company") (NASDAQ: KXIN), one of the primary dealership networks in the premium used car segment in China, today announced that Sing Wang, has resigned from Kaixin’s board of directors, effective April 1, 2020, in order to focus on other business obligations.

Mr. Wang has served as chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee since Kaixin Auto Group consummated its business combination with CM Seven Star Acquisition Corporation through a share exchange, on April 30, 2019.

"On behalf of my fellow directors, the Company's management team, and shareholders, I'd like to thank Sing for the significant contributions he made during his service on Kaixin's Board," said Mr. Joseph Chen, chairman of Kaixin. "Sing's financial acumen and experience with complex corporate restructuring efforts brought invaluable insight to our organization during the Company's formation, and the last twelve months of productive operation. We wish him the best in his future endeavors."

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value-added and after-sale services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the third quarter of 2019 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Randall Xu

Tel: +86 (10) 8448-1818

Email: Randall.xu@renren-inc.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 6508-0677

Email: Kaixin@tpg-ir.com

Jason Finklestein

Tel: +1 (212) 481-2050

Email: Kaixin@tpg-ir.com

SOURCE: Kaixin Auto Holdings